

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Cheng Chen
Chief Executive Officer
Chanson International Holding
No. 26 Culture Road, Tianshan District
Urumqi, Xinjiang, China

> **Re: Chanson International Holding**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 2, 2021**
> **File No. 333-254909**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed June 2, 2021

Recent joint statement . . ., , page 27

1. Please update the disclosure in this risk factor to discuss regulatory developments since December 2020. As one example, discuss the interim rules adopted in March 2021 and the related impact on you.

You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li